Exhibit (a)(5)(N)

Transaction Update: Commencement of the Offer Period

Dear RNA people,

As you know, we announced in June that CureVac and BioNTech entered into a definitive Purchase Agreement, under which BioNTech intends to acquire all of the shares of CureVac.

BioNTech has now announced the commencement of the Offer period, which is scheduled to expire on December 3, 2025, at 9:00 a.m. ET / 3:00 p.m. CET. This is an expected milestone in the transaction process and CureVac’s shareholders now can formally accept the Offer. BioNTech may extend the Offer period in accordance with the Purchase Agreement, which is also quite common in acquisition processes.

CureVac’s management board and supervisory board unanimously recommend that CureVac’s shareholders accept the Offer and tender their CureVac shares pursuant to the Offer.

•	If you hold CureVac shares via the employee equity programs, you will receive further instructions from J.P. Morgan / Global Shares on how to exchange your shares.

•	If you hold privately acquired shares or the Family Program, you will receive further information from your respective bank or broker.

•	If you need more information on how to accept the Offer, you can contact the information agent, Georgeson, at curevacoffer@georgeson.com or +1 (732) 353-1948.

Any CureVac shareholders who choose not to take part in the Offer will later on still receive the same consideration as if they had participated. However, unlike the Offer consideration, this consideration will, under certain circumstances, be subject to Dutch dividend withholding tax.

In addition, we have announced an Extraordinary General Meeting (EGM) of CureVac’s shareholders to be held on November 25, 2025, to adopt, among other things, certain resolutions relating to the transaction.

As mentioned in the EGM notice, pending approval at the meeting and subject to and effective as of the closing of the Offer, Sierk Poetting, James Ryan and Annemarie Hanekamp will be appointed to the CureVac NV supervisory board and Ramón Zapata Gomez will be appointed to the CureVac NV management board. In addition, Baron Jean Stéphenne, Mathias Hothum, Craig A. Tooman, Klaus Schollmeier, Michael Brosnan, Alexander Zehnder, Axel Sven Malkomes, Myriam Mendila, Malte Greune and Thaminda Ramanayake will, subject to and effective as of the closing of the Offer, step down from their respective board positions.

Please remember, even as the Offer period moves forward, both companies remain independent of each other until the transaction formally closes which we expect to happen later this year. As always, we must continue to remain focused on our day-to-day responsibilities and treat all sensitive information as strictly confidential.

If you have any questions regarding the process, please do not hesitate to reach out to your manager or communications@curevac.com for guidance and support.

We remain committed to keeping you informed as the entire process progresses. A Town Hall is planned for today at 9:00 a.m. ET / 3:00 p.m. CET.